UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 8-K

_________________________

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 5, 2019

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Xenetic Biosciences, Inc.

(Exact name of registrant as specified in charter)

Nevada	001-37937	45-2952962
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

40 Speen Street, Suite 102
Framingham, Massachusetts	01701
(Address of principal executive offices)	(Zip Code)

(781) 778-7720

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.        Other Events.

On March 5, 2019, Xenetic Biosciences, Inc. announced the pricing of a registered direct offering and concurrent private placement (the “Offering”). The Offering is expected to close on or about March 7, 2019, subject to the satisfaction of customary closing conditions. A copy of the press release announcing the pricing of the Offering is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Forward-Looking Statements

This Form 8-K, including the press release, contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 8-K, including the press release, other than statements of historical facts may constitute forward-looking statements within the meaning of the federal securities laws. These statements can be identified by words such as "expects," "plans," "projects," "will," "may," "anticipates," "believes," "should," "intends," "estimates," and other words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the offering and the acquisition and development of the CAR T technology. Any forward-looking statements contained herein are based on current expectations, and are subject to a number of risks and uncertainties. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These risks and uncertainties include those described in the "Risk Factors" section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and filed with the Securities and Exchange Commission on March 30, 2018, and subsequent reports that the Company may file with the Securities and Exchange Commission. In addition, forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new product candidates and indications, manufacturing issues that may arise, patent positions and litigation, among other factors. The forward-looking statements contained in this Form 8-K, including the press release, speak only as of the date the statements were made, and the Company does not undertake any obligation to update forward-looking statements, except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the acquisition, the Company will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include a combined proxy statement/prospectus. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company may file with the SEC in connection with the acquisition. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE ACQUISITION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by the Company with the SEC by directing a written request to Xenetic Biosciences, Inc., 40 Speen Street, Suite 102, Framingham, MA 01701 or by calling 781-778-7720.

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PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. The Company, its respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the acquisition. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of the Company is contained in its proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on November 13, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 30, 2018, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018 which were filed with the SEC on May 15, 2018, August 10, 2018, and November 9, 2018, respectively, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release dated March 5, 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XENETIC BIOSCIENCES, INC.

By: /s/ James Parslow
Date: March 5, 2019	Name: James Parslow
Title: Chief Financial Officer

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